MONDIAL VENTURES, INC.

December 1, 2010

Staff comment letter on Form 10-K for the Fiscal Year Ended December 31, 2009 and for the Quarter Ended September 30, 2010

James Giugliano
Staff Accountant
United States Securities and Exchange Commission
Division of Corporation Finance

Dear Mr. Giugliano,

1.	Report of Registered Independent Public Accounting Firm page 12

We have forwarded your comments to our Registered Independent Public Accounting Firm. Our independent registered public accounting firm will revise its audit report to reference all financial statements and periods which are audited

2.	Controls and Procedures – Conclusions, page 7 Form 10-Q Quarter Ended September 30, 2010

We propose the following wording to update to amend our Form 10-Q for the fiscal quarter ended September 30, 2010.

Item 4.  Controls and Procedures.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company’s reports filed or submitted under the Securities Exchange Act of 1934 (the “Exchange Act”) is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company’s reports filed under the Exchange Act is accumulated and communicated to management, including  our principal executive officer and principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Evaluation Of Disclosure Controls And Procedures

As of the end of the period covered by this quarterly report, management carried out an evaluation, under the supervision and with the participation of our principal executive officer and principal financial officer, of the effectiveness of the design and the operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures were effective as of the end of the period covered by this quarterly report.

Limitations on Effectiveness of Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, does not expect that our disclosure controls and procedures or our internal controls will prevent all errors and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our Company have been detected.  These inherent limitations include, but are not limited to, the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.  Over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate.  Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

27 CHICORA AVE
TORONTO, ON
M5R 1T7

- 2 -	December 6, 2010

Changes In Internal Controls Over Financial Reporting

In connection with the evaluation of our internal controls, our principal executive officer and principal financial officer have determined that during the period covered by this quarterly report, there have been no changes to our internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal controls over financial reporting.

3.	Form 10-K for Fiscal Year Ended December 31, 2009 – Description of Business page 1

The tenure numbers for the mineral claims are;

Claim           Tenure #

Q2           381595
Q3           381596
Q4           381597
Q5           381598
The claims are staked in the name of Mclymont Mines. We will update our filings to include this information.

4.	Form 10-K for Fiscal Year Ended December 31, 2009 – Description of Business page 1

We will insert the following map showing the location and access to the property as suggested in paragraph (b) (2) to Industry Guide 7.

ATLIN
CASSIAR
DEASE LAKE
FORT NELSON
STEWART
FORT ST. JOHN
DAWSON CREEK
MACKENZIE
PROPERTY
LOCATION
PRINCE RUPERT
TERRACE
SMITHERS
BURNS LAKE
KITIMAT
MASSET
PRINCE GEORGE
BELLA COOLA
PORT HARDY
CAMPBELL RIVER
POWELL RIVER
PORT ALBERNI
NANAIMO
VANCOUVER
VICTORIA
KAMLOOPS
SALMON ARM
VERNON
KELOWNA
PENTICTON
NELSON
TRAIL
GOLDEN
REVELSTOKE
KIMBERLEY
FERNIE
CRANBROOK
U. S. A.

PROFESSIONAL
PROVINCE OF BRITISH COLUMBIA
E. McCROSSAN
GEOSCIENTIST

N

Q29 CLAIMS

LOCATION MAP

N.T.S. 92L/5 Nanaimo M.D., B.C.

0 100 200 400 KM.

Scale 1: 8,000,000	Date:
Drawn by:	Figure Nº.: 1

Please note the company is responsible for the adequacy and accuracy of the disclosure in the filing. The staff comments or changes to disclosure in response to staff comments do note foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
/s/Marc Juliar